Exhibit 99.1

Foresight Demonstrates Proof of Concept of Its Multispectral Advanced Driver Assistance System

NESS ZIONA, Israel, - July 5, 2017, Foresight Autonomous Holdings Ltd., a leading developer of Advanced Driver Assistance Systems (TASE and NASDAQ: FRSX), announced today that following a number of field tests conducted with a prototype, it has successfully completed proof of concept of its multispectral road traffic accident prevention system, which features both thermal and visible light cameras. In light of the emerging market demand for such products and the successful proof of concept completion, the company has decided to continue the rapid development of the system, which will include advanced image processing algorithms, and the consolidation, control and cross-checking of all data received from the system cameras. Foresight estimates that it will be able to complete development of a real-time demonstration within three months.

The new system is designed to provide multispectral vision capabilities, by combining four cameras operating at varying wavelengths (beyond human vision capabilities), thereby presenting a comprehensive solution for the front of the vehicle, which will detect all obstacles under any weather and lighting conditions, including complete darkness, smoke, haze, fog, rain and glare. Currently, the company is unaware of any other commercially available systems with these capabilities.

About Foresight

Foresight (TASE and NASDAQ: FRSX), founded in 2015 is a technology company engaged in the design, development and commercialization of Advanced Driver Assistance Systems (ADAS) based on 3D video analysis, advanced algorithms for image processing and artificial intelligence. The company, through its subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to alert drivers to threats that might cause accidents, resulting from traffic violations, driver fatigue or lack of concentration, etc., and to enable highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company estimates that its systems will revolutionize ADAS by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight describes emerging market demand for accident prevention systems, and that it will be able to complete development of a real-time demonstration of the multispectral Advanced Driver Assistance System within three months, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com